Exhibit 99.1

News Release
B2Gold Announces Filing of Technical Report on the Fekola Project

Vancouver, July 24, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce that further to its news release dated June 11, 2015 announcing the results of an optimized Feasibility Study on the Company’s Fekola Gold Project located in Mali, it has today filed a National Instrument 43-101 technical report entitled “B2Gold Corp NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” with an effective date of June 30, 2015 (the “Report”). The Report was prepared by Sandy Hunter, MAusIMM(CP), of Lycopodium Minerals Pty Ltd, David J.T. Morgan, PE, of Knight Piesold Pty Limited, and Tom Garagan, P.Geo, Ken D. Jones, PE, Bill Lytle, PE, and Peter D. Montano, PE, of B2Gold. There are no material differences between the mineral reserve and the mineral resource estimates announced in the June 11, 2015 news release from those contained in the Report.

Highlights of the optimized Feasibility Study include:

•	An open pit gold mine with an initial production life of mine (“LOM”) of 12.5 years based on the probable mineral reserves;
•	Average annual gold production for years one through seven of 350,000 ounces per year at a $418 operating cash cost per ounce;
•	Average annual LOM gold production of 276,000 ounces per year at an operating cash cost of $552 per ounce;
•	New open pit probable mineral reserves of 49.2 million tonnes at a grade of 2.35 g/t gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1;
•	Average LOM gold recovery of 92.8% resulting in a total of 3.45 million ounces produced over the 12.5 year LOM;
•
Estimated pre-production capital cost of $395 million plus $67 million of equipment financing.  This does not include approximately $30 million of early works, which were materially completed (on schedule) at the end of June 2015;

•	At an indicated gold price of $1,300 and $1,200 per ounce, cumulative LOM pre-tax net cash-flow of $1.66 billion and $1.34 billion, respectively; and
•
At an indicated gold price of $1,300 and $1,200 per ounce, a net present value pre-tax of $1.01 billion and $0.8 billion, respectively, at a 5% discount rate generating a pre-tax internal rate of return of 35% and 30%, respectively.

For additional details regarding the optimized Feasibility Study, please refer to the Report which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works included the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. Early works construction includes:

•	improving the existing access road between Kenieba and the site (complete);
•	construction of a new site access road (materially complete);
•	construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (30% complete); and
•	commencement of construction of the camp pad and commencement of excavations within the mill footprint.

All critical tasks have been completed to allow the Company to continue with the development of the project through the 2015 rainy season which runs from late June to September. Additionally, a permanent camp has been ordered and is scheduled to arrive in Mali in October 2015. The construction schedule in the optimized Feasibility Study plans for gold production to commence at the end of the fourth quarter of 2017.

Qualified Person

Tom Garagan is the Senior Vice President of Exploration for the Company and is the qualified person who has reviewed and approved the technical information contained in this news release as required under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About B2Gold

B2Gold is a Vancouver based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Namibia, Philippines, Colombia and Burkina Faso. The Company is projecting to produce approximately 540,000 ounces of gold in 2015 and over 600,000 ounces of gold in 2016.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; estimated future revenues, projected future production at the Fekola Project; life of mine; recovery and grade estimates; anticipated capital and production costs and revenue and future demand for and prices of commodities; statements regarding design, construction, permitting and other activities planned for the development of the Fekola Project; estimated financial returns from the Fekola Project; and all other projections made in the optimized Feasibility Study.  Estimates of mineral resources and mineral reserves are also forward looking statements because they constitute projections based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices, including the gold price and other assumptions and estimates in the optimized Feasibility Study; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment relative to the estimates in the optimized Feasibility Study, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with NI 43-101, which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute "reserves" by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of "indicated mineral resources" or "inferred mineral resources" will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC's Industry Guide 7. For the above reasons, information contained in this news release that describes the Company's mineral reserve and resource estimates or that describes the results of the optimized Feasibility Study is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.